# SEC Schedule 13D/A (Amendment No. 21) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Artisan Partners Asset Management Inc., CIK 0001517302
CUSIP: 04316A108
Title of class of securities: Class A Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 875 E. Wisconsin Avenue, Suite 800, Milwaukee, Wisconsin (WI), 53202
Date of event which requires filing of this statement: 12/31/2025
Filed by CIK 0001568880
Persons authorized to receive notices and communications: Laura E. Simpson, 875 E. Wisconsin Avenue Suite 800, Milwaukee, Wisconsin (WI), 53202, 414.390.6100

## Reporting persons
- Eric R. Colson (CIK 0001568880): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 7,276,763; sole dispositive power 870,248; shared dispositive power 0; aggregate amount beneficially owned 7,276,763 (10.2% of the class)
  Comment: "Shared Voting Power" represents all shares of Class A and Class B common stock of Artisan Partners Asset Management Inc. that the Stockholders Committee (discussed in this Schedule 13D), of which Mr. Colson is a member, has the power to vote. Mr. Colson disclaims beneficial ownership of all shares except those for which he has sole dispositive power.
  
  "Percent of Class Represented by Amount in Row 11" represents the amount in Row 11 divided by the sum of the total number of outstanding shares of Class A common stock and the number of shares of Class A common stock that would be issued upon exchange of the shares of Class B common stock included in Row 8.
- Charles J. Daley Jr. (CIK 0001206661): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 400; shared voting power 7,276,763; sole dispositive power 153,605; shared dispositive power 0; aggregate amount beneficially owned 7,277,163 (10.2% of the class)
  Comment: "Sole Voting Power" represents all shares of Class A common stock of Artisan Partners Asset Management Inc. beneficially owned by Mr. Daley that are not subject to the Stockholders Agreement discussed in this Schedule 13D.
  
  "Shared Voting Power" represents all shares of Class A and Class B common stock of Artisan Partners Asset Management Inc. that the Stockholders Committee (discussed in this Schedule 13D), of which Mr. Daley is a member, has the power to vote. Mr. Daley disclaims beneficial ownership of all shares except those for which he has sole dispositive power.
  
  "Percent of Class Represented by Amount in Row 11" represents the amount in Row 11 divided by the sum of the total number of outstanding shares of Class A common stock and the number of shares of Class A common stock that would be issued upon exchange of the shares of Class B common stock included in Row 8.
- Jason A. Gottlieb (CIK 0001695089): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 7,276,763; sole dispositive power 260,249; shared dispositive power 0; aggregate amount beneficially owned 7,276,763 (10.2% of the class)
  Comment: "Shared Voting Power" represents all shares of Class A and Class B common stock of Artisan Partners Asset Management Inc. that the Stockholders Committee (discussed in this Schedule 13D), of which Mr. Gottlieb is a member, has the power to vote. Mr. Gottlieb disclaims beneficial ownership of all shares except those for which he has sole dispositive power.
  
  "Percent of Class Represented by Amount in Row 11" represents the amount in Row 11 divided by the sum of the total number of outstanding shares of Class A common stock and the number of shares of Class A common stock that would be issued upon exchange of the shares of Class B common stock included in Row 8.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.01 par value per share
Name of issuer: Artisan Partners Asset Management Inc.
Address of issuer's principal executive offices: 875 E. Wisconsin Avenue, Suite 800, Milwaukee, Wisconsin (WI), 53202
Comment:
This Amendment No. 21 to Schedule 13D ("Amendment No. 21") amends the statement on Schedule 13D relating to the Class A common stock of Artisan Partners Asset Management Inc. (the "Company") filed by the Reporting Persons with the Securities and Exchange Commission on March 12, 2014, as amended from time to time (the "Schedule 13D"). Capitalized terms used in this Amendment No. 21 but not otherwise defined herein have the meanings given to them in the Schedule 13D.

This Amendment No. 21 is being made to report a decrease in the number of shares subject to the Stockholders Agreement described in the Schedule 13D and the percentage of the combined voting power attributed to those shares. Except as otherwise set forth herein, this Amendment No. 21 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: Eric R. Colson; Charles J. Daley Jr; and Jason A. Gottlieb
Residence or business address:
c/o Artisan Partners Asset Management Inc.
875 E. Wisconsin Avenue, Suite 800
Milwaukee, Wisconsin 53202
Present principal occupation or employment: Eric R. Colson - Executive Chair of the Company; Charles J. Daley Jr. - Executive Vice President, Chief Financial Officer and Treasuer of the Company; Jason A. Gottlieb - Chief Executive Officer and President of the Company
Criminal convictions in the last five years: None
Civil proceedings (securities laws) in the last five years: None
Citizenship: United States of America

## Item 4. Purpose of Transaction
Purpose of transaction:
Each Reporting Person may from time to time sell shares of Class A common stock (including, for Mr. Colson and Mr. Daley, shares of Class A common stock received upon exchange of the corresponding Class B common units and Class B common stock) over which the Reporting Person has sole dispositive power. Shares subject to the Stockholders Agreement over which the Reporting Persons do not have dispositive power may also be sold from time to time by the owners of those shares. Each Reporting Person may purchase additional shares of the Company's common stock or receive additional shares from the Company from time to time. The Company may also issue shares to other employees of the Company over which the Stockholders Committee will have voting power pursuant to the Stockholders Agreement. Any shares issued by the Company to employees (including the Reporting Persons) will be subject to the Stockholders Agreement.

Each of the Reporting Persons is an officer, and Mr. Colson and Mr. Gottlieb are also directors, of the Company. In those capacities, the Reporting Persons may participate from time to time in discussions and planning with respect to transactions, events or actions set forth in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate plans or make proposals, and take such action with respect thereto, including any or all of the items set forth in subsections (a) through (j) of Item 4 of Schedule 13D and any other actions, as they may determine.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of December 31, 2025, 6,138,834 shares of Class A common stock of the Company and all 1,137,929 shares of Class B common stock of the Company are subject to the Stockholders Agreement (the "Covered Shares"). Those shares, in the aggregate, represent 10.2% of the combined voting power of the Company's outstanding common stock as calculated in accordance with Rule 13d-3(d)(1)(i). Each of the Reporting Persons is a member of the three-person Stockholders Committee that has the power to vote the Covered Shares. As a result, each of the Reporting Persons may be deemed to have acquired beneficial ownership of all Covered Shares. Each of the Reporting Persons disclaims beneficial ownership of all Covered Shares, except for those shares with respect to which each Reporting Person, respectively, possesses sole dispositive power as indicated on such Reporting Person's cover page to this Schedule 13D. The Stockholders Agreement is described in greater detail in, and filed as an exhibit to, the Schedule 13D.

The percentage of outstanding common stock represents each Reporting Person's aggregate number of shares of Class A common stock beneficially owned, divided by the sum of the total number of outstanding shares of Class A common stock and the number of shares of Class A common stock that would be issued upon exchange of the shares of Class B common stock deemed to be beneficially owned by the Reporting Person. Each share of Class B common stock corresponds to a Class B common unit of Holdings, which, together with the corresponding Class B common unit, is exchangeable for one share of Class A common stock, subject to certain restrictions and conditions.
Number of shares as to which each person has sole or shared power to vote or dispose: The number of Covered Shares each Reporting Person has sole or shared voting or dispositive power of is set forth on such Reporting Person's cover page to this Schedule 13D.
Transactions in the class effected during the past sixty days: None of Mr. Colson, Mr. Daley, nor Mr. Gottlieb transacted in Covered Shares in the 60 days prior to the filing of this Amendment No. 21.
Other persons with the right to receive dividends or sale proceeds: Except for the shares listed in the column titled Sole Power to Dispose, persons other than the Reporting Persons have the power to direct the receipt of dividends from, or the proceeds from the sale of, the Covered Shares. The information set forth under Item 3 and Item 6 of the Schedule 13D is hereby incorporated by reference.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Description
99.1 Joint Filing Agreement, dated as of January 5, 2026
99.2 Stockholders Agreement, dated as of March 12, 2013 (incorporated by reference to Exhibit 10.6 to the Company's Annual Report on Form 10-K filed on February 25, 2016)
99.3 Exchange Agreement, dated as of March 6, 2013 (incorporated by reference to Exhibit 10.3 to the Company's Annual Report on Form 10-K filed on February 25, 2016)
99.4 Amended and Restated Resale and Registration Rights Agreement, dated as of November 6, 2013 (incorporated by reference to Exhibit 10.2 to the Company's Annual Report on Form 10-K filed on February 25, 2016)
99.5 Power of Attorney of Eric R. Colson, dated January 25, 2023 (incorporated by reference to Exhibit 99.5 to the Schedule 13D filed on February 9, 2024)
99.6 Power of Attorney of Charles J. Daley, Jr., dated January 25, 2023 (incorporated by reference to Exhibit 99.6 to the Schedule 13D filed on February 9, 2024)
99.7 Power of Attorney of Jason A. Gottlieb, dated January 25, 2023

## Signatures
- Eric R. Colson: /s/ Eric R. Colson, by Lisa A. Moran as attorney-in-fact, Eric R. Colson, by Lisa A. Moran as attorney-in-fact (01/05/2026)
- Charles J. Daley Jr.: /s/ Charles J. Daley Jr., by Lisa A. Moran as attorney-in-fact, Charles J. Daley Jr., by Lisa A. Moran as attorney-in-fact (01/05/2026)
- Jason A. Gottlieb: /s/ Jason A. Gottlieb, by Lisa A. Moran as attorney-in-fact, Jason A. Gottlieb, by Lisa A. Moran as attorney-in-fact (01/05/2026)